Via Facsimile and U.S. Mail
Mail Stop 6010

May 2, 2006

Mr. Lorne D. Brown
Chief Financial Officer
Biotech Holdings, Ltd.
#160-3751 Shell Road
Richmond, British Columbia, Canada
V6X 2W2

Re: Biotech Holdings, Ltd.
Form 20-F for the Fiscal Year Ended March 31, 2005
Filed September 15, 2005
File No. 000-29108

Dear Mr. Brown:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Joseph P. Roesler
Accounting Branch Chief